UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019 novel coronavirus (“COVID-19”) outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2020 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2020

	March 31,	December 31,
	2020	2020
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	5,473,373	5,867,754	899,274
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; December 31, 2020: RMB124,205 (US$19,035))	104,251	128,962	19,765
Inventories	43,758	57,095	8,750
Prepaid expenses and other receivables	44,785	57,231	8,771
Total current assets	5,666,167	6,111,042	936,560
Property, plant and equipment, net	522,679	508,924	77,996
Operating lease right-of-use assets	4,548	5,573	854
Non-current deposits	347,360	343,006	52,568
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421; December 31, 2020: RMB70,125 (US$10,747))	160,031	202,658	31,059
Inventories	85,109	90,132	13,813
Intangible assets, net	92,823	89,357	13,695
Investment in equity securities at fair value	101,306	121,951	18,690
Other equity investment	189,129	189,129	28,985
Deferred tax assets	50,701	53,794	8,244
Total assets	7,219,853	7,715,566	1,182,464

LIABILITIES
Current liabilities
Accounts payable	19,992	9,743	1,493
Accrued expenses and other payables	113,989	128,233	19,653
Operating lease liabilities	1,717	3,116	478
Deferred revenue	402,751	423,350	64,881
Income tax payable	32,329	27,038	4,144
Total current liabilities	570,778	591,480	90,649
Non-current deferred revenue	2,289,762	2,367,446	362,827
Non-current operating lease liabilities	1,782	195	30
Other non-current liabilities	450,900	473,990	72,642
Deferred tax liabilities	18,140	16,990	2,604
Total liabilities	3,331,362	3,450,101	528,752

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and December 31, 2020, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	322,082
Treasury stock, at cost (March 31 and December 31, 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(431)
Accumulated other comprehensive losses	(94,663)	(103,593)	(15,876)
Retained earnings	1,877,940	2,258,453	346,122
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,253,710	651,910
Non-controlling interests	6,364	11,755	1,802
Total equity	3,888,491	4,265,465	653,712
Total liabilities and equity	7,219,853	7,715,566	1,182,464

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2019 and 2020

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	334,733	290,798	44,567	921,572	857,318	131,389
Cost of revenues	(51,606)	(44,878)	(6,878)	(145,670)	(133,039)	(20,389)
Gross profit	283,127	245,920	37,689	775,902	724,279	111,000
Operating expenses
Research and development	(6,404)	(8,985)	(1,377)	(17,504)	(18,283)	(2,802)
Sales and marketing	(75,936)	(68,994)	(10,574)	(201,453)	(178,178)	(27,307)
General and administrative	(47,914)	(43,984)	(6,741)	(147,251)	(131,191)	(20,106)
Total operating expenses	(130,254)	(121,963)	(18,692)	(366,208)	(327,652)	(50,215)
Operating income	152,873	123,957	18,997	409,694	396,627	60,785
Other income, net
Interest income	6,350	7,190	1,102	19,072	22,767	3,489
Foreign currency exchange gains/(losses)	26	75	11	(164)	183	28
Change in fair value of equity securities	8,047	6,003	920	10,983	30,107	4,614
Dividend income	—	—	—	507	1,281	196
Others	4,515	2,152	330	5,277	5,070	777
Total other income, net	18,938	15,420	2,363	35,675	59,408	9,104
Income before income tax	171,811	139,377	21,360	445,369	456,035	69,889
Income tax expense	(25,644)	(21,220)	(3,252)	(67,207)	(70,131)	(10,748)
Net income	146,167	118,157	18,108	378,162	385,904	59,141
Net income attributable to non-controlling interests	(1,154)	(1,587)	(243)	(4,452)	(5,391)	(826)
Net income attributable to Global Cord Blood Corporation’s shareholders	145,013	116,570	17,865	373,710	380,513	58,315

Earnings per share:
Attributable to ordinary shares
- Basic	1.19	0.96	0.15	3.07	3.13	0.48
- Diluted	1.19	0.96	0.15	3.07	3.13	0.48

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(30,953)	(4,289)	(657)	(7,800)	(8,930)	(1,369)
Comprehensive income	115,214	113,868	17,451	370,362	376,974	57,772

Comprehensive income attributable to non-controlling interests	(1,154)	(1,587)	(243)	(4,452)	(5,391)	(826)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	114,060	112,281	17,208	365,910	371,583	56,946

Other Events

On February 24, 2021, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2020. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated February 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: February 24, 2021